SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

OASIS PETROLEUM INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

674215108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California  94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California  90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Partners II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 6,784,000 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 6,784,000 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 6,784,000 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 6,784,000 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON San Francisco Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 422,000 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 422,000 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 422,000 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 422,000 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Advisory Corp.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 7,206,000 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 7,206,000 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14. TYPE OF REPORTING PERSON CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 6,784,000 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 422,000 shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON John H. Scully
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 770,700 (1)
8. SHARED VOTING POWER 7,206,000 (2)
9. SOLE DISPOSITIVE POWER 770,700 (1)
10. SHARED DISPOSITIVE POWER 7,206,000 (2)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,976,700
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14. TYPE OF REPORTING PERSON IN

(1)
Of these shares, 72,700 shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Phoebe Snow Foundation, Inc.; and 698,000 shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Scully Memorial Foundation.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Edward H. McDermott
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF and Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 13,000
8. SHARED VOTING POWER 7,206,000 (1)
9. SOLE DISPOSITIVE POWER 13,000
10. SHARED DISPOSITIVE POWER 7,206,000 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,219,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14. TYPE OF REPORTING PERSON IN

(1)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Eli J. Weinberg
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 7,206,000 (1)
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 7,206,000 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14. TYPE OF REPORTING PERSON IN

(1)	These shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Ian R. McGuire
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,842
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,842
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14. TYPE OF REPORTING PERSON IN

**	Denotes less than.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 72,700 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 72,700 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,700
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14. TYPE OF REPORTING PERSON CO

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Scully Memorial Foundation
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 698,000 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 698,000 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14. TYPE OF REPORTING PERSON CO

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Oasis Petroleum Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)  The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”), Eli J. Weinberg (“EJW”), Ian R. McGuire (“IRM”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), and Scully Memorial Foundation, a California corporation (“SM Foundation”).  SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, EHM, EJW, IRM, PS Foundation and SM Foundation are sometimes hereinafter referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) – (c)

SPO

SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

SPO Advisory Partners

SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

SFP

SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

SF Advisory Partners

SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

SPO Advisory Corp.

SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, EHM and EJW, the three controlling persons of SPO Advisory Corp., is set forth below.

JHS

JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

EJW

EJW’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

IRM

IRM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as partner of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

PS Foundation

PS Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, sole director, executive officer and controlling person of PS Foundation, is set forth herein.

SM Foundation

SM Foundation is a California corportion, the principal purpose of which is to be a private, grant-making charitable entity. The principal business address of SM Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, director, executive officer and controlling person of SM Foundation, is set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$95,383,275
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$5,933,465
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable	Not Applicable
EHM	Not Applicable and Personal Funds (1)	$396,470
EJW	Not Applicable	Not Applicable
IRM	Personal Funds (1)	$59,902
PS Foundation	Contributions from Shareholders	$1,021,983
SM Foundation	Contributions from Shareholders	$19,911,920

(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares reported herein for investment purposes. In light of current economic and industry conditions, the Reporting Persons have had and currently intend to continue to have in the future, discussions with management of the Issuer concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business, financing and strategic alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions and applicable legal constraints, increase or decrease its investment position in the Shares or other securities of the Issuer.

Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels and the ability to acquire additional Shares in light of applicable legal constraints, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 101,338,246 total outstanding Shares as of October 31, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,784,000 Shares, which constitutes approximately 6.7% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,784,000 Shares, which constitutes approximately 6.7% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 422,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 422,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,206,000 Shares in the aggregate, which constitutes approximately 7.1% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., and the control person, executive officer and director of PS Foundation and SM Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,976,700 Shares in the aggregate, which constitutes approximately 7.9% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,219,000 Shares in the aggregate, which constitutes approximately 7.1% of the outstanding Shares.

EJW

Individually, and because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,206,000 Shares in the aggregate, which constitutes approximately 7.1% of the outstanding Shares.

IRM

The aggregate number of Shares that IRM owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,842 Shares, which constitutes less than 0.1% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 72,700 Shares, which constitutes approximately 0.1% of the outstanding Shares.

SM Foundation

The aggregate number of Shares that SM Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 698,000 Shares, which constitutes approximately 0.7% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)  SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,784,000 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,784,000 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 422,000 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 422,000 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,206,000 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM and EJW to vote or to direct the vote and to dispose or to direct the disposition of 7,206,000 Shares held by SPO and SFP in the aggregate. In addition, in his capacity as executive officer, director and controlling person of PS Foundation and in his capacity as executive officer, director and controlling person of SM Foundation, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 72,700 Shares held by PS Foundation and 698,000 Shares held by SM Foundation.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EJW to vote or to direct the vote and to dispose or to direct the disposition of 7,206,000 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,000 Shares.

EJW

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 7,206,000 Shares held by SPO and SFP in the aggregate.

IRM

IRM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,842 Shares.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 72,700 Shares.

SM Foundation

Acting through its controlling person, SM Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 698,000 Shares.

(c)  Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:                      Agreement pursuant to Rule 13d-1(k)

Exhibit B:                      Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2014
By:    /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
ELI J. WEINBERG (1)
IAN R. MCGUIRE (1)
PHOEBE SNOW FOUNDATION, INC. (1)
SCULLY MEMORIAL FOUNDATION (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average (1) Price Per Share $	Where/How Transaction Effected
Scully Memorial Foundation	11/4/14	Buy	CS	338,000	26.85(2)	Open Market/Broker
SPO Partners II, L.P.	12/12/14	Buy	CS	932,000	12.20(3)	Open Market/Broker
San Francisco Partners, L.P.	12/12/14	Buy	CS	58,000	12.20(3)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/12/14	Buy	CS	10,000	12.20(3)	Open Market/Broker
SPO Partners II, L.P.	12/15/14	Buy	CS	1,677,500	12.10(4)	Open Market/Broker
San Francisco Partners, L.P.	12/15/14	Buy	CS	104,500	12.10(4)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/15/14	Buy	CS	18,000	12.10(4)	Open Market/Broker
SPO Partners II, L.P.	12/16/14	Buy	CS	65,557	12.55(5)	Open Market/Broker
San Francisco Partners, L.P.	12/16/14	Buy	CS	4,060	12.55(5)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/16/14	Buy	CS	703	12.55(5)	Open Market/Broker
SPO Partners II, L.P.	12/16/14	Buy	CS	396,247	13.55(6)	Open Market/Broker
San Francisco Partners, L.P.	12/16/14	Buy	CS	24,543	13.55(6)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/16/14	Buy	CS	4,251	13.55(6)	Open Market/Broker
SPO Partners II, L.P.	12/16/14	Buy	CS	983,196	14.16(7)	Open Market/Broker

San Francisco Partners, L.P.	12/16/14	Buy	CS	60,897	14.16(7)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/16/14	Buy	CS	10,546	14.16(7)	Open Market/Broker
SPO Partners II, L.P.	12/17/14	Buy	CS	166,402	14.93(8)	Open Market/Broker
San Francisco Partners, L.P.	12/17/14	Buy	CS	10,355	14.93(8)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/17/14	Buy	CS	1,785	14.93(8)	Open Market/Broker
SPO Partners II, L.P.	12/17/14	Buy	CS	252,998	15.58(9)	Open Market/Broker
San Francisco Partners, L.P.	12/17/14	Buy	CS	15,745	15.58(9)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/17/14	Buy	CS	2,715	15.58(9)	Open Market/Broker
SPO Partners II, L.P.	12/18/14	Buy	CS	765,335	15.76(10)	Open Market/Broker
San Francisco Partners, L.P.	12/18/14	Buy	CS	47,679	15.76(10)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/18/14	Buy	CS	8,198	15.76(10)	Open Market/Broker
SPO Partners II, L.P.	12/18/14	Buy	CS	905,665	16.22(11)	Open Market/Broker
San Francisco Partners, L.P.	12/18/14	Buy	CS	56,421	16.22(11)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/18/14	Buy	CS	9,702	16.22(11)	Open Market/Broker
SPO Partners II, L.P.	12/19/14	Buy	CS	38,800	16.22(12)	Open Market/Broker
San Francisco Partners, L.P.	12/19/14	Buy	CS	2,400	16.22(12)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/19/14	Buy	CS	400	16.22(12)	Open Market/Broker
SPO Partners II, L.P.	12/22/14	Buy	CS	21,000	16.15(13)	Open Market/Broker

San Francisco Partners, L.P.	12/22/14	Buy	CS	1,300	16.15(13)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/22/14	Buy	CS	200	16.15(13)	Open Market/Broker
SPO Partners II, L.P.	12/24/14	Buy	CS	71,600	16.29(14)	Open Market/Broker
San Francisco Partners, L.P.	12/24/14	Buy	CS	4,500	16.29(14)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/24/14	Buy	CS	800	16.29(14)	Open Market/Broker
SPO Partners II, L.P.	12/26/14	Buy	CS	41,700	16.30(15)	Open Market/Broker
San Francisco Partners, L.P.	12/26/14	Buy	CS	2,600	16.30(15)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/26/14	Buy	CS	400	16.30(15)	Open Market/Broker
SPO Partners II, L.P.	12/29/14	Buy	CS	466,000	16.34(16)	Open Market/Broker
San Francisco Partners, L.P.	12/29/14	Buy	CS	29,000	16.34(16)	Open Market/Broker
Phoebe Snow Foundation, Inc.	12/29/14	Buy	CS	5,000	16.34(16)	Open Market/Broker

(1)           The prices listed below represent the average prices at which the amount of Shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).

(2)	The range of prices for these purchases was $26.61-$27.01.
(3)	The range of prices for these purchases was $11.91-$12.50.
(4)	The range of prices for these purchases was $11.59-$12.33.
(5)	The range of prices for these purchases was $12.00-$12.99.
(6)	The range of prices for these purchases was $13.00-$13.99.
(7)	The range of prices for these purchases was $14.00-$14.50.
(8)	The range of prices for these purchases was $14.19-$15.18.
(9)	The range of prices for these purchases was $15.33-$15.70.
(10)	The range of prices for these purchases was $15.30-$16.00.
(11)	The range of prices for these purchases was $16.00-$16.40.
(12)	The range of prices for these purchases was $16.16-$16.25.
(13)	The range of prices for these purchases was $16.00-$16.20.
(14)	The range of prices for these purchases was $16.21-$16.69.
(15)	The range of prices for these purchases was $16.27-$16.60.
(16)	The range of prices for these purchases was $16.22-$16.45.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney